UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Harrington West Financial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

41383L 104

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 169,660

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 169,660

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,660

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 3.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 9,605

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 9,605

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,605

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 96,985

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 96,985

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,985

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 1.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Offshore, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 17,557

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 17,557

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,557

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Associates, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 293,807

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 293,807

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,807

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northaven Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 293,807

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 293,807

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,807

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul R. Burke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 293,807

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 293,807

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,807

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 41383L104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 293,807

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 293,807

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,807

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.4%

12.	Type of Reporting Person (See Instructions) IN

CONTINUATION PAGES TO SCHEDULE 13GA

This Schedule 13GA is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke and Richard Brown (together with the Northaven Entities, the “Reporting Persons”).

Item 1.
(a) Name of Issuer Harrington West Financial Group, Inc. (the “Issuer” or the “Company”)
(b) Address of Issuer’s Principal Executive Offices 610 Alamo Pintado Road, Solvang, California 93463

Item 2.
(a)-(c) Name, Principal Address and Jurisdiction of Organization or Citizenship of Persons Filing:

Name	Address of Principal Office	Jurisdiction of Organization/ Citizenship
Northaven Partners, L.P.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709 New York, NY 10152	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709 New York, NY 10152	New York

Paul R. Burke	375 Park Avenue, Suite 2709 New York, NY 10152	USA

Richard Brown	375 Park Avenue, Suite 2709 New York, NY 10152	USA

	(d)	Title of Class of Securities Common Stock, $0.01 Par Value Per Share
	(e)	CUSIP Number 41383L104

Item 3.
Not applicable

Item 4.	Ownership
(a) – (c):

(i) Northaven Partners, L.P. beneficially owns 169,660 shares, representing 5.7% of the 5,460,393 outstanding shares of the Issuer’s common stock as of November 1, 2006.  Northaven Partners, L.P. does not have sole voting power over any of its shares.  Northaven Partners, L.P. has shared voting power over 169,660 of its shares.  Northaven Partners, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners, L.P. has shared dispositive power over 169,660 of its shares.

(ii) Northaven Partners II, L.P. beneficially owns 9,605 shares, representing 0.2% of the 5,460,393 outstanding shares of the Issuer’s common stock as of November 1, 2006.  Northaven Partners II, L.P. does not have sole voting power over any of its shares.  Northaven Partners II, L.P. has shared voting power over 9,605 of its shares.  Northaven Partners II, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners II, L.P. has shared dispositive power over 9,605 of its shares.

(iii) Northaven Partners III, L.P. beneficially owns 96,985 shares, representing 1.8% of the 5,460,393 outstanding shares of the Issuer’s common stock as of November 1, 2006.  Northaven Partners III, L.P. does not have sole voting power over any of its shares.  Northaven Partners III, L.P. has shared voting power over 96,985 of its shares.  Northaven Partners III, L.P. does not have sole dispositive power over any of its shares.  Northaven Partners III, L.P. has shared dispositive power over 96,985 of its shares.

(iv) Northaven Offshore, Ltd. beneficially owns 17,557 shares, representing 0.3% of the 5,460,393 outstanding shares of the Issuer’s common stock as of November 1, 2006.  Northaven Offshore, Ltd. does not have sole voting power over any of its shares.  Northaven Offshore, Ltd. has shared voting power over 17,557 of its shares.  Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares.  Northaven Offshore, Ltd. has shared dispositive power over 17,557 of its shares.

(v) Northaven Associates, LLC beneficially owns 293,807 shares, representing 5.4 % of the 5,460,393 outstanding shares of the Issuer’s common stock as of November 1, 2006.

Northaven Associates, LLC. does not have sole voting power over any of its shares.  Northaven Associates, LLC. has shared voting power over 293,807 of its shares.  Northaven Associates, LLC. does not have sole dispositive power over any of its shares.  Northaven Associates, LLC. has shared dispositive power over 293,807 of its shares.

(vi) Northaven Management, Inc. beneficially owns 293,807 shares, representing 5.4% of the 5,460,393 outstanding shares of the Issuer’s common stock as of November 1, 2006.  Northaven Management, Inc. does not have sole voting power over any of its shares.  Northaven Management, Inc. has shared voting power over 293,807 of its shares.  Northaven Management, Inc. does not have sole dispositive power over any of its shares.  Northaven Management, Inc. has shared dispositive power over 293,807 of its shares.

(vii) Paul R. Burke and Richard Brown, as members of Northaven Associates, LLC, may each be deemed to beneficially own 293,807 shares, representing 5.4% of the 5,460,393 outstanding shares of the Issuer’s common stock as of November 1, 2006.  Paul R. Burke and Richard Brown do not have sole voting power over any of the shares.  Paul R. Burke and Richard Brown have shared voting power over 293,807 of the shares.  Paul R. Burke and Richard Brown do not have sole dispositive power over any of the shares.  Paul R. Burke and Richard Brown have shared dispositive power over 293,807 of the shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or including the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       January 23, 2007

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,		By:	s/Paul R. Burke
	as General Partner			Name: Paul R. Burke
Title: Director

	By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Member

NORTHAVEN PARTNERS II, L.P.			NORTHAVEN ASSOCIATES, LLC.

By:	Northaven Associates, LLC,		By:	s/Paul R. Burke
	as General Partner			Name: Paul R. Burke
Title: Member

	By:	s/Paul R. Burke
Name: Paul R. Burke
Title: Member

NORTHAVEN PARTNERS III, L.P.			NORTHAVEN ASSOCIATES, LLC.

By:	Northaven Associates, LLC,		By:	s/Paul R. Burke
	as General Partner			Name: Paul R. Burke
Title: Vice President

	By:	s/Paul R. Burke
Name: Paul R. Burke
		Title: Member		s/Paul R. Burke
Paul R. Burke

s/Richard Brown
Richard Brown

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.2

Joint Filing Agreement, dated January 23, 2007, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC and Northaven Management, Inc., Paul R. Burke and Richard Brown